                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                         PHYSICIANS RESOURCE GROUP, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71941S101

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Robert Alpert
                              The Alpert Companies
                               Three Allen Center
                              333 Clay, Suite 4515
                              Houston, Texas 77002
                                 (713) 336-4700

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 23, 1998

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                           ROBERT ALPERT
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       1,648,600
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                      1,648,600
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                      NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            1,648,600
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           5.5%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **

            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 2 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  DANRO CORPORATION
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                  1,638,400
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                  1,638,400
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                     NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           1,638,400
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           5.5%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 3 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  WILDWOOD CAPITAL COMPANY
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                    175,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       175,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           175,000
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           0.6%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 4 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  MARKUS VENTURES, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                    664,000         Includes 383,200 shares on loan to Markus
                                    Investments, Inc.
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                      664,000 Includes 383,200 shares on loan to Markus Investments, Inc.
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           664,000  Includes 383,200 shares on loan to Markus
                    Investments, Inc.
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           2.2%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 5 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  MARKUS INVESTMENTS, INC.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                      280,800
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       280,800
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON

                  280,800
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           0.9%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT




                               Page 6 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  JAMES VENTURES, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                        799,400 Includes 705,400 shares on loan to James Investments, Inc.
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       799,400 Includes 705,400 shares on loan to James Investments, Inc.
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                  799,400 Includes 705,400 shares on loan to James Investments, Inc.
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           2.7%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT




                               Page 7 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  JAMES INVESTMENTS, INC.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                      94,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       94,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON

                  94,000
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           0.3%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT




                               Page 8 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  GLADYS ALPERT
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               NOT APPLICABLE
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                       NONE
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       NONE
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                         NONE
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
              NONE
-----------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
-----------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
           0.0%
-----------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
           IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 9 of 12 Pages

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D/A relates to shares of Common Stock (the "Shares") of Physicians Resource Group, Inc. (the "Company"). The address of the Company is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1540, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Schedule is filed on behalf of (i) Mr. Robert Alpert, (ii) Danro Corporation, (iii) Wildwood Capital Company, (iv) Markus Ventures, L.P.,
(v) James Ventures, L.P., (vi) Markus Investments, Inc., (vii) James Investments, Inc., and (viii) Mrs. Gladys Alpert.

         Mr. Robert Alpert is the sole shareholder and President of Danro Corporation.

         Danro Corporation is the Managing General Partner of (i) Wildwood Capital Management, (ii) Markus Ventures, L.P., and (iii) James Ventures, L.P.

         Markus Ventures, L.P. is the sole shareholder of Markus Investments, Inc. Mr. Robert Alpert is the Chairman of Markus Investments, Inc.

         James Ventures, L.P. is the sole shareholder of James Investments, Inc. Mr. Robert Alpert is the Chairman of James Investments, Inc.

         Mrs. Gladys Alpert is the mother of Robert Alpert.

      The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of Shares.

         (b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is Three Allen Center, 333 Clay, Suite 4515, Houston, Texas 77002.

         (c) The principal business of each of Wildwood Capital Company, Markus Ventures, L.P., James Ventures, L.P., James Investments, Inc., and James Investments, Inc. is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account.

         The principal occupation of Mr. Alpert is as President of Danro Corporation, Managing General Partner of affiliated partnerships.

         The principal occupation of Mrs. Gladys Alpert is as an investor.

         (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each individual referred to in paragraph (a) above is a citizen of the United States. Danro Corporation, Markus Investments, Inc. and James Investments, Inc. are each a corporation formed under the laws of the State of Texas. Wildwood Capital Company is a general partnership formed under the laws of the State of Texas. Markus Ventures, L.P. and James Ventures, L.P. are limited partnerships formed under the laws of the State of Texas.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable



                              Page 10 of 12 Pages

ITEM 4. PURPOSE OF THE TRANSACTION.

         The Group sold a portion of its shares in December 1998, as detailed in
Item 5(c) below. In addition, depending upon, among other things, the matters referred to in this Item 4, the Group may attempt to sell all or a portion of its Shares from time to time in the open market, in brokers' transactions, in transactions directly with market makers, in privately negotiated transactions, or a combination of the foregoing.

         The Group believes that it will continue to advance proposals to management and the Board of Directors of the Company suggesting the refocusing of management's attention on the enhancement of shareholder value or proposals to add to or replace current management of the Company. Although the Group has no plans at present to seek control of the Company, the Group does consider it reasonably likely that its activities in the future could include seeking control of the Company, the acquisition of additional shares of the Company, or seeking a change in the present Board of Directors or management of the Company. In determining whether to purchase additional shares of the Company and in formulating any plan or proposal to acquire control of the Company, the Group intends to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, reaction of the Company to the Group's ownership of the Shares, price levels of the Common Stock, other opportunities available to the Group, developments with respect to the Group's business and general economic, money and stock market conditions.

         Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 29,853,355 Shares outstanding as of August 7, 1998, as reflected in the Form 10Q of the Company for the period ending June 30, 1998.

As of the date hereof:

            (i) Danro owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Danro may be deemed to own beneficially 1,638,400 Shares, including (a) the 175,000 Shares owned directly by Wildwood Capital Company, (b) the 383,200 Shares owned directly by Markus Ventures, L.P. and the 280,800 Shares owned by Markus Investments, Inc., and (c) the 705,400 Shares owned directly by James Ventures, L.P. and the 94,000 Shares owned by James Investments, Inc., (constituting approximately 0.6%, 2.2% and 2.7% of the Shares outstanding, respectively).

            (ii) Mrs. Gladys Alpert owns no shares as of this filing.

            (iii) Mr. Alpert owns directly 10,200 Shares, constituting approximately 0.1% of the Shares outstanding. Mr. Alpert, by reason of Rule 13d-3 of the Act, may be deemed to beneficially own the Shares owned by each of the entities in (i) above. Accordingly, Mr. Alpert beneficially owns 1,648,600 Shares, representing approximately 5.5% of the shares outstanding.

         (b) Danro Corporation has the power to vote and dispose of the Shares owned by (i) Wildwood Capital Company, (ii) Markus Ventures, L.P., and (iii) James Ventures, L.P., which power may be exercised by the managing general partner of each such Partnership. Mr. Alpert has voting and investment power over Shares managed by Danro Corporation. Mr. Alpert has the sole voting and dispositive powers over Shares owned directly.

         (c) On December 23, 1998, Robert Alpert sold 233,600 Shares at $0.36 per share. Also on December 23, 1998, Wildwood Capital Company sold 90,000 Shares at $0.36 per share. On December 30, 1998, Mrs. Gladys Alpert sold 11,400 Shares at $0.31 per share. All of these sales were effected through brokers' transactions.

         (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.





                              Page 11 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements, as required by Rule 13d-1(f)(1) of the Securities Act of 1934.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                         January 11, 1999

                                         /s/ ROBERT ALPERT
                                         Robert Alpert, as
                                         President of Danro Corporation.

                                         /s/ ROBERT ALPERT
                                         Robert Alpert, as
                                         President of Danro Corporation as
                                         Managing General Partner of
                                         Wildwood Capital Company

                                         /s/ ROBERT ALPERT
                                         Robert Alpert, as
                                         President of Danro Corporation as
                                         Managing General Partner of
                                         Markus Ventures, L.P.

                                         /s/ ROBERT ALPERT
                                         Robert Alpert, as
                                         President of Danro Corporation as
                                         Managing General Partner of
                                         James Ventures, L.P.

                                         /s/ ROBERT ALPERT
                                         Robert Alpert, as
                                         Chairman of Markus Investments, Inc.

                                         /s/ ROBERT ALPERT
                                         Robert Alpert, as
                                         Chairman of James Investments, Inc.

                                         /s/ ROBERT ALPERT
                                         Robert Alpert

                                         /s/ GLADYS ALPERT
                                         Gladys Alpert




                              Page 12 of 12 Pages

                                EXHIBIT INDEX


        EXHIBIT
        NUMBER                   DESCRIPTION
        -------                  -----------

           1              Joint Acquisition Statement